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Filed pursuant to Rule 433
Dated June 12, 2007

Relating to
Prospectus Supplement dated June 12, 2007 to
Prospectus dated May 22, 2006
Registration Statement No. 333-134327

Hewlett-Packard Company

Floating Rate Global Notes due June 15, 2010

Issuer:	Hewlett-Packard Company
Ticker:	HPQ
Principal Amount:	$1,000,000,000
Format:	SEC Registered Global
Security Ratings:	A2 (Moody's Investors Services)/ A (Standard & Poor's)/ A+ (Fitch Ratings)
Trade Date:	June 12, 2007
Settlement Date:	June 15, 2007
Maturity Date:	June 15, 2010
Public Offering Price:	Variable Price Reoffer
Benchmark:	3-Month USD LIBOR
Interest Rate:	3-month LIBOR plus 0.06% per annum
Interest Payment Dates and Interest Reset Dates:	Quarterly on the 15th of March, June, September, and December of each year, commencing on September 15, 2007 (subject to modified following business day convention) Actual/360.
Method of Calculation:	Two London business days prior to each interest reset date.
Redemption Provision:	May not be redeemed before maturity.
Proceeds to Issuer:	100.0%
Sole Bookrunner:	Citigroup Global Markets Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free 1-877-858-5407.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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Hewlett-Packard Company
Floating Rate Global Notes due June 15, 2010